UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934



	AtheroGenics, Inc.

	(Name of Issuer)

	Common Stock

	(Title of Class of Securities)

	047439104

	(CUSIP Number)

	March 02, 2007

	(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[   ]Rule 13d-1(b)

	[ X ]Rule 13d-1(c)

	[   ]Rule 13d-1(d)


-------------------------------------------------------------


CUSIP No. 047439104


1.Names of Reporting Persons.

	MEDITOR GROUP LTD.

  I.R.S. Identification Nos. of above persons (entities only).

	.................


2.Check the Appropriate Box if a Member of a Group (See Instructions)

	[   ](a)

	[   ](b)


3.SEC Use Only




4.Citizenship or Place of Organization

	BERMUDA


Number of Shares Beneficially Owned by Each Reporting Person With:

5.Sole Voting Power

	.........


6.Shared Voting Power

	3,839,600


7.Sole Dispositive Power

	.........


8.Shared Dispositive Power

 	3,839,600


9.Aggregate Amount Beneficially Owned by Each Reporting Person

	3,839,600


10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares

(See Instructions)

	[   ]


11.Percent of Class Represented by Amount in Row (9)

	9.7%


12.Type of Reporting Person (See Instructions)

	CO


-------------------------------------------------------------


Item 1.

(a) Name of Issuer

	AtheroGenics, Inc.


(b) Address of Issuer's Principal Executive Offices

	8995 Westside Parkway, Alpharetta, GA 30004


Item 2.

(a) Name of Person Filing

	Meditor Group Ltd.


(b) Address of Principal Business Office or, if none, Residence

	79 Front Street, Hamilton, Bermuda


(c) Citizenship

	Bermuda


(d) Title of Class of Securities

	Common Stock


(e) CUSIP Number

	047439104


Item 3.

	Not applicable.


Item 4. Ownership.


(a) Amount beneficially owned:

	3,839,600

(b) Percent of class:

	9.7%

(c) Number of shares as to which the person has:


(i) Sole power to vote or to direct the vote

	.........

(ii) Shared power to vote or to direct the vote

	3,839,600

(iii) Sole power to dispose or to direct the disposition of

 	.........

(iv) Shared power to dispose or to direct the disposition of

 	3,839,600


Item 5. Ownership of Five Percent or Less of a Class

	Not applicable.


Item 6. Ownership of More than Five Percent on Behalf of Another Person.

	Various persons, as investment management clients of Meditor Group Ltd., have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, these securities. To the knowledge of Meditor Group Ltd., no one such person's interest in the common stock of the Issuer is more than 5%.

	Meditor Group Ltd. became the beneficial owner of more than 5% of the common stock of the Issuer on behalf of such persons on January 05, 2007.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

	Not applicable.


Item 8. Identification and Classification of Members of the Group

	Not applicable.


Item 9. Notice of Dissolution of Group

	Not applicable.


Item 10. Certification

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


	March 8, 2007


	Andrew Black

	A. Black (Director)